Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Three Months Ended
	December 31,					March 31,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$57,345	$59,031	$57,002	$57,842	$57,114	$12,672
Interest applicable to rentals	1,637	1,148	1,498	1,765	1,269	390

Total fixed charges, as defined	58,982	60,179	58,500	59,607	58,383	13,062

Preferred dividends, as defined (a)	4,580	4,580	4,580	4,580	3,956	385

Combined fixed charges and preferred dividends, as defined	$63,562	$64,759	$63,080	$64,187	$62,339	$13,447

Earnings as defined:

Net Income	$46,768	$82,159	$74,821	$92,708	$109,184	$17,158
Add:
Provision for income taxes:
Total income taxes	58,679	49,757	55,710	61,872	63,854	11,942
Fixed charges as above	58,982	60,179	58,500	59,607	58,383	13,062

Total earnings, as defined	$164,429	$192,095	$189,031	$214,187	$231,421	$42,162

Ratio of earnings to fixed charges, as defined	2.79	3.19	3.23	3.59	3.96	3.23

Ratio of earnings to combined fixed charges and preferred dividends, as defined	2.59	2.97	3.00	3.34	3.71	3.14

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.